Qinta Inc.

Financial Statement Report

January 01, 2022 to Dec 31, 2022

651 N. Broad St., Suite 206
Middletown, DE 19709

Qinta, Inc.
January 1, 2022 Through December 31, 2022
Statement of Income and Expenses (in USD)

		2021	2022
Revenue			
	Income	0.00	0.00
Cost of services			
	Cost of Services	0.00	0.00
Expenses			
	Administrative Expense	2,151.12	9,313.86
	Depreciation Expense	175.22	194.48
	Education Expense	197.18	0.00
	Legal Expense	1,560.75	3,095.90
	License Fee	174.66	0.00
	Marketing Expense	1,866.47	4,436.55
	Market Research Expense	74.59	0.00
	Phone Line Expense	534.52	0.00
	Write-off		12,987.38
	Software Development Expense	2,202.18	0.00
Total Expenses		8,936.69	30,028.17
Net Income (Net Loss)		-8,936.69	-30,028.17

Qinta, Inc.
As of December 31, 2022
Consolidated Balance Sheet (in USD)

		2021	2022
Current Asset			
	Cash	1,020.00	36,707.79
Long-term Assets			
	Receivable	0.00	0.00
	Equipment	834.42	1,106.96
	Phone equipment	146.36	146.36
	Software	927.00	0.00
	Accumulate depreciation	-175.22	-369.70
	Total Fixed Assets	1,732.56	883.62
	Total Assets	**2,752.56**	**37,591.41**
Liabilities			
Current liabilities			
	Loans payable to Founder - Ivy Noche	146.36	146.36
	Loans payable to Founder - Melvin Noche	11,450.89	17,979.08
	Total Current Liabilities	11,597.25	18,125.44
Long-term liabilities			
	Long-term debt	0.00	0.00
	Total Long-term liabilities	0.00	0.00
	Total Liabilities	**11,597.25**	**18,125.44**
Equity			
	Common equity - Ivy Noche	46.00	46.00
	Common equity - Melvin Noche	46.00	46.00
	SAFE	0.00	58,338.83
	Retained earnings	-8,936.69	-38,964.86
	Total Equity	**-8,844.69**	**19,465.97**
Total Liabilities and Equity		2,752.56	37,591.41

Qinta, Inc.
January 1, 2022 Through December 31, 2022
Statement of Cash Flows (in USD)

		2021	2022
Cash Flow from Operations			
	Net Income	-8,936.69	-30,028.17
	Plus: Depreciation and Amortization	175.22	194.48
	Total Cash Flows from Operations	**-8,761.47**	**-29,833.69**
Cash Flow from Investing			
	Increase (Decrease) in Investments	0	0
	Decrease from Distributions	0	0
	Increase in Assets	-1,907.78	654.46
	Total Cash Flows from Investing	**-1,907.78**	**654.46**
Cash Flow from Financing			
	Increase (Decrease) in Financing	11,597.25	6,528.19
	Issuance of Debt		
	Issuance of Equity	92.00	58,338.83
	Total Cash Flows from Financing	**11,689.25**	**64,867.02**
	Beginning Cash Balance	0	1,020.00
	Net Change in Cash Flows	1,020.00	35,687.79
	Year End Cash	**1,020.00**	**36,707.79**

Qinta, Inc.
January 1, 2022 Through December 31, 2022
Statement of Owners' Equity (in USD)

	2021	2022
Opening Balance Equity	0	-8,844.69
Add:		
Net Income (Loss)	-8,936.69	-30,028.17
Stocks Issued	92.00	58,338.83
Stock-Based Compensation		
Subtotal		
Deduct:		
Owners pay & personal		
Retained earnings		
Owner distributions		
Subtotal	-8,844.69	28,310.66
Equity at End of Period	**-8,844.69**	**19,465.97**

Qinta, Inc.
NOTES TO THE FINANCIAL STATEMENTS
For the period January 1, 2022 Through December 31, 2022

NOTE 1 - ORGANIZATION AND NATURE OF THE BUSINESS

Qinta, Inc. (the "Company"), aims to develop and make available to users different payments solutions and ability to participate in the crypto market in a simple and well-informed manner. The Company is incorporated in the state of Delaware.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting- The Company prepared the accompanying financial statements in conformity with Generally Accepted Accounting Principles on an accrual basis. The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, necessary to fairly present the accompanying financial statements.

Use of Estimates - Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

Cash and Cash Equivalents - Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase.

Restricted Cash - The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2022.

Related Party Transactions - Qinta Inc entered into a contract with Qinta OPC (Qinta Philippines) with interlocking directors, Ivy Irene Noche and Melvin Noche on March 25, 2022. The contract allows for Qinta Inc to temporarily shoulder some of the expenses of Qinta Philippines while in the process of developing the Derysq Earn product. The contract does not allow for Qinta Philippines to charge Qinta Inc for the delivery of the Derysq Earn product until after the product is proven to be commercially viable and made publicly available, then and only then will there be change hands on ownership of the product being developed and sale considered consummated.

Subsequent Events - The Company has evaluated subsequent events through December 31, 2022, the date through which the financial statement was available to be issued. And there was a $3,398.48 loan that Qinta Inc extended on January 03, 2023 which should be written off due to unforeseen market events.

Due to unforeseen market events and economic downturn globally, the vendors that Qinta Inc was working with to test their API services:

InLock and Vauld, went bankrupt or encountered major financial difficulties hence preventing the potential vendors from being able to provide services needed for the Partner, Qinta Philippines to complete the product being developed for the client, Qinta Inc.

Because Qinta Philippines cannot deliver the commitment to develop the product, the receivables of Qinta Inc is being waived or cancelled resulting in loss from write-off for the business. The receivable is being waived because the Partner, Qinta Philippines, was expected to use the funds from the sales of the developed product to pay Qinta Inc the receivable, however, no such sale is possible because the vendors (InLock and Vauld) needed to develop and make the product available to users are in dire financial difficulty or went bankrupt.